August 9, 2024

FORM C-AR

Rayton Solar Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by Rayton Solar Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at http://rayton.co no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold

pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is August 9, 2024.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Rayton Solar Inc. (the "Company") is a Delaware Corporation, formed on October 17, 2013.

The Company is located at 9854 National Blvd., #478, Los Angeles, CA 90034.

The Company's website is http://rayton.co.

The information available on or through our website is not a part of this Form C-AR.

The Business

Rayton Solar, Inc., which does business as Rayton, was incorporated in the State of Delaware on October 17, 2013. In 2019, the Company pivoted from a focus on silicon photovoltaic modules ("PV modules") to use its unique manufacturing processes to create lower cost gallium arsenide ("GaAs"), gallium nitride ("GaN"), silicon carbide ("SiC"), indium phosphide ("InP"), and other compound wafers for the semiconductor industry as a whole. Compound wafers serve as the foundation for microchips that are used in automotive, aerospace, 5G+, cloud computing, AI, LED, quantum computing, smart grid, wind, and solar applications. In 2021, we received delivery of our particle accelerator. While we had hoped to begin the manufacturing of wafers for testing in 2022, we were unable to commence the manufacturing process due to insufficient capital needed to invest into the gas management system, and other systems and personnel needed to continue with accelerator installation and testing. We plan to resume these activities and make these investments when we raise sufficient capital.

RISK FACTORS

Risks Related to the Company's Business and Industry
The SEC requires Rayton to identify risks that are specific to its business and its financial condition. Rayton is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

The Company Has a Limited Operating History
The Company has a limited operating history and there can be no assurance that the Company's proposed plan of business can be developed in the manner contemplated. If it cannot be, investors may lose all or a substantial part of their investment. The Company's present business and planned business are speculative, and in the earliest stages of development, and subject to numerous risks and uncertainties. The development of the Company's services has already encountered delays. There is no guarantee that the Company will ever realize any significant operating revenues or that its operations ever will be profitable. The financial statements of the Company include a "going concern" paragraph that notes that there is substantial doubt about our ability to continue as a going concern.

The Company Has Limited Tangible Assets and Its Continued Operation Requires Funding
The Company has limited tangible assets, and its continued operation requires funding, even beyond the Maximum Offering amount. The Company currently has only minimal assets, which are unlikely to be enough to bring the Company to profitable operations. Further fundraising is likely to be necessary in order to make the Company's business plan viable. Any such

6

fundraising (whether by future offerings of equity or debt securities, or by borrowing money) may be on terms that are better than the terms currently offered to investors.

The Company Is Dependent on Its Management, Founders and Sponsors to Execute the Business Plan

The Company is dependent on its management, founders and sponsors to execute the business plan. The success of the Company will depend on its ability to compete for and retain additional qualified key personnel to enhance the growth. The Company's operations and viability will be also dependent on its management team including Andrew Yakaub, the Company's CEO. The Company's business would be adversely affected if it were unable to recruit qualified personnel when necessary or if it were to lose the services of certain key personnel and it were unable to locate suitable replacements in a timely manner. Finding and hiring such replacements, if any, could be costly and might require the Company to grant significant equity awards or incentive compensation, which could have a material adverse effect on the Company's financial results and on your investment. The loss, through untimely death, unwillingness to continue or otherwise, of any such persons could have a materially adverse effect on the Company and its business.

Company Faces Significant Competition

We will face significant competition in the United States and in all countries and markets. The Company will be in direct competition with both new companies and existing companies that provide similar services, some of which currently hold a dominant position in the market. Some or all of these companies will have far more financial resources, a more established track record and more experience in the business than the Company and there can be no assurance that we will be able to successfully compete.

The Company Has Incurred and Intends To Incur Debt

The Company has incurred and intends to incur additional debt in connection with opening its business. Complying with obligations under such indebtedness may have a material adverse effect on the Company and on your investment, especially if we are obligated to repay debt when with funds that could be used building out our operations.

The Company Faces Development and Business Risks

We will be subject to the risks generally incident to the ownership and operation of a business engaged in the development of new technologies, including without limitation, fluctuations in the cost of improving and changing technology, other materials and services and the availability of financing for the Company's activities, inability to timely deliver completed products or services to customers, risk of rejection of products or services from customers, possible theft of trade secrets and/or unauthorized use of the products or services, possible trademark or patent infringement claims, both as to liability and the cost of defense of the same, and loss of or inability to attract key personnel, general and local economic conditions, the supply and demand for products and services similar to those of the Company, and laws, regulations and taxes, all of which are matters beyond the Company's control, may have a material adverse effect upon the value of the Company and upon the ability of the Company to operate profitably. There is no assurance that the Company's efforts to profitably operate and develop its business will be successful. Companies, particularly new ones, frequently fail. If that should occur, investors in the Company stand to lose their entire investment.

The Company's Expenses Could Increase Without a Corresponding Increase in Revenues

The Company's operating and other expenses could increase without a corresponding increase in revenues, which could have a material adverse effect on the Company's financial results and on your investment. Factors which could increase operating and other expenses include, but are not limited to:

• increases in the rate of inflation;

- increases in taxes and other statutory charges;
- changes in laws, regulations or government policies which increase the costs of compliance with such laws, regulations or policies;
- significant increases in insurance premiums;
- increases in borrowing costs; and
- unexpected increases in costs of supplies, goods, equipment or distribution.

We could also be affected by an increase in the cost of labor, utilities, internet and computer related expenses, and other expenses. The Company may not be able to increase its revenues to offset these increased costs without suffering reduced revenues and operating profit, and this could have an adverse effect on your investment.

If We Are Unable to Protect Effectively Our Intellectual Property, We May Not Be Able to Operate Our Business, Which Would Impair Our Ability To Compete

With respect to intellectual property that the Company owns or will own in the future, our success will depend on our ability to obtain and maintain meaningful intellectual property protection for any such intellectual property. The names and/or logos of Company brands (whether owned by the Company or licensed to us) may be challenged by holders of trademarks who file opposition notices, or otherwise contest, trademark applications by the Company for its brands. Similarly, domains owned and used by the Company may be challenged by others who contest the ability of the Company to use the domain name or URL. Patents obtained by the Company could be subject to challenge, and property that should be patented by the Company but is not could lead to legal and financial issues that could have a material adverse effect on the Company's financial results as well as your investment.

Changes in the Economy Could Have a Detrimental Impact

Changes in the general economic climate could have a detrimental impact on consumer expenditure and therefore on the Company's revenue. It is possible that recessionary pressures and other economic factors (such as declining incomes, future potential rising interest rates, higher unemployment and tax increases) may decrease the disposable income that customers have available to spend. Any of such events or occurrences could have a material adverse effect on the Company's financial results and on your investment.

We May Experience Regulatory and Legal Hurdles

The operation of an international online social media and e-commerce business could be subject to regulatory and legal hurdles. Any unanticipated delay or unexpected costs in obtaining or renewing any licenses, dealing with regulator issues or unanticipated hurdles which have to be overcome or expenses which have to be paid, could result in a material adverse effect on the Company's business plan and financial results and on your investment.

The Company's Consolidated Financial Statements Include a Going Concern Opinion

The Company's consolidated financial statements were prepared on a "going concern" basis. Certain matters, as described below and in Note 8 to the acompanying financial statements indicate there may be substantial doubt about the Company's ability to continue as a going concern. The Company has not generated profits since inception, has sustained net losses of $555,252 and $558,156 for the years ended December 31, 2023, and 2022, respectively, and has an accumulated deficit of $15,058,366 as of December 31, 2023. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern.

The Company May Undertake Additional Equity or Debt Financing That May Dilute the Shares Being Offered

The Company may undertake further equity or debt financing utilizing other exemptions from the Securities Act of 1933, which may be dilutive to existing shareholders, including investors in the Regulation CF offering, or result in an issuance of securities whose rights, preferences and privileges are senior to those of existing shareholders, including you, and reducing the value of shares subscribed for under the Regulation CF offering.

The Company May Not Be Able to Obtain Additional Financing.

The Company may require additional funds to continue and grow its business. We may not be able to obtain additional financing as needed, on acceptable terms, or at all, which would force us to delay our plans for growth and implementation of our strategy, which could seriously harm our business, financial condition and results of operations. If the Company needs additional funds, we may seek to obtain them primarily through additional equity or debt financings, including additional Regulation CF and Regulation D offerings. Those additional financings could result in dilution to the Company's current shareholders.

There Is No Assurance the Company Will Be Able to Pay Distributions To Shareholders

While the Company may pay distributions at some point in the future to its shareholders when and if the Company is profitable, there can be no assurance that cash flow and profits will allow such distributions to ever be made. To date, the Company has not made any distributions to shareholders.

The Company's Indebtedness Could Adversely Affect Its Business and Limit Its Ability To Plan For Or Respond To Changes In Its Business, And The Company May Be Unable To Generate Sufficient Cash Flow To Satisfy Significant Debt Service Obligations.

We may incur long-term debt and/or short-term debt in the future, and the future indebtedness could have important consequences, including the following:

- increasing the Company's vulnerability to general adverse economic and industry conditions;
- reducing the availability of the Company's cash flow for other purposes;
- limiting the Company's flexibility in planning for, or reacting to, changes in the Company's business and the industry in which it operates, which would place the Company at a competitive disadvantage compared to its competitors that may have less debt;
- limiting, by the financial and other restrictive covenants in the Company's debt agreements, the Company's ability to borrow additional funds; and
- having a material adverse effect on the Company's business if it fails to comply with the covenants in its debt agreements, because such failure could result in an event of default that, if not cured or waived, could result in all or a substantial amount of the Company's indebtedness becoming immediately due and payable.

The Company's ability to repay any future indebtedness will depend on the Company's ability to generate cash, whether through cash from operations or cash raised through the issuance of additional equity or debt-based securities. To a certain extent, the Company's ability to generate cash is subject to general economic, financial, competitive, legislative, regulatory, and other factors that are beyond its control. If the Company's business does not generate sufficient cash flow from operations or if future financings are not available to it in amounts sufficient to enable the Company to fund its liquidity needs, the Company's financial condition and operating results may be adversely affected. If the Company cannot meet its scheduled principal and interest payments on any debt obligations in the future, the Company may need to refinance all or a portion of its indebtedness on or before maturity, sell assets, delay capital expenditures, cease operations or seek additional equity.

BUSINESS

Description of the Business

Rayton Solar, Inc., which does business as Rayton, was incorporated in the State of Delaware on October 17, 2013. In 2019, the Company pivoted from a focus on silicon photovoltaic modules ("PV modules") to use its unique manufacturing processes to create lower cost gallium arsenide ("GaAs"), gallium nitride ("GaN"), silicon carbide ("SiC"), indium phosphide ("InP"), and other compound wafers for the semiconductor industry as a whole. GaAs Compound wafers serve as the foundation for microchips that are used in automotive, aerospace, 5G+, cloud computing, AI, LED, quantum computing, smart grid, wind, and solar applications. In 2021, we received delivery of our particle accelerator. While we had hoped to begin the manufacturing of wafers for testing in 2022, we were unable to commence the manufacturing process due to insufficient capital needed to invest into the gas management system, and other systems and personnel needed to continue with accelerator installation and testing. We plan to resume these activities and make these investments when we raise sufficient capital.

Transition from Purely Solar to Wider Product Range

At Rayton, we are very excited about the interest today in compound wafers. Our shift away from solely thinking about solar technology applications is a result of seeing an industry opportunity which we are strategically positioned to service. Silicon has played an essential role to the semiconductor industry to-date. However, we have entered an age where certain applications require more expensive semiconductor material than silicon. In the high-frequency and high-power regimes, silicon is not suited to play a strong role. Semiconductor compounds such as gallium nitride (GaN), gallium arsenide (GaAs), indium phosphide (InP), and silicon carbide (SiC) have better electronic properties than silicon in these regimes. However, the material costs for GaN, GaAs, InP, and SiC are magnitudes higher than silicon.

New applications, such as 5G, 3D image recognition, fast high-power charging, and efficient power devices, require better performing semiconductors than silicon. At Rayton we have decided to service the people making these applications by providing them with lower cost compound wafers. The wafers serve as the building blocks for these devices, so Rayton has the opportunity to see the upside of multiple applications of compound wafers. Solar and renewable energy is still part of our business plan. We believe that GaAs wafers can be part of the solution for the development of high efficiency solar cells for electric cars, and high current power electronics. SiC is well suited to reduce energy loss in devices such as inverters for solar farms. GaN has the ability to handle high voltage efficiently, and is well suited for the voltage regulators in electric vehicles which enable ultra fast charging. Utilizing SiC and GaN in mainframes reduces the power consumption in AI, and cloud computing facilities. The shift away from our sole focus on solar was also determined by our need to serve the financial interest of our investors. Over the past few years there has been significant change in the solar industry. Factors such as low-cost Chinese manufactured panels, and trade tariffs have made it difficult for solar companies such as Sun Edison, Solar World, Vivint, and Solar City to continue with their business; thereby reducing the potential customer market for our PV modules.

Principal Products and Services

Following the acquisition of additional semiconductor processing equipment, Rayton intends to use its technology to engineer GaN and SiC wafers for use by chipmakers. GaN is a semiconductor compound of two elements, gallium (Ga) and nitrogen (N). SiC is another semiconductor material made up of silicon (Si) and carbon (C). GaN and SiC wafers are used in a variety of applications because of their advantages over other semiconductors. These advantages include high electron mobility, wide temperature operating range, wider bandgap, capacity to handle higher voltage, high thermal conductivity, and low noise. This makes GaN and SiC wafers well suited for ultra-high frequency, high power, and fast electronic switching applications.

We intend to be part of the manufacturing process that takes GaN and SiC and applies it into retail electronic goods. We would start by buying GaN and SiC wafers in bulk from producers like Freiberger, and Sumitomo. We would then engineer those GaN and SiC wafers into a product suitable for foundries like VPEC, IQE, and Global Foundires who build microelectronic devices on the wafers. Those foundries then sell these devices to the chipmakers who turn them into products used in retail electronics. A current example of a GaN based device is the power converter used in some newer laptops. A current example of a SiC based device are inverters in solar farms.

Technology

The Company's previous focus was on solar energy. Through the use of a particle accelerator co-developed with SHINE Technologies, LLC (formerly Phoenix Nuclear Labs, LLC) ("SHINE"), Rayton is able to achieve close to zero waste and create cost-efficient PV modules. However, the Company realized that the developed technology could be put to additional use beyond just the development of PV modules. Applying the technology that Rayton has already developed, the Company believes it will be able to manufacture engineered compound wafers at a price significantly lower than existing manufacturers. The manufacturing process for Rayton's PV material and compound wafers is patented.

Particle Accelerator Technology
We use a high-current, high-voltage proton particle accelerator from Phoenix Laboratories to slice GaAs wafers. This process, as compared to the current practice of using diamond wire saws for cutting semiconductor materials, reduces waste by up to 50%. Use of diamond wire saws wastes half the processed materials, and typically results in semiconductor wafers which are 200 microns thick. Our process allows for cutting the materials down to two-micron wafer thickness without significant yield loss or breakage.



Further, the Company's accelerator has a higher beam current; thus, higher throughput compared to competing particle accelerator methods. Because of this, we believe our particle accelerator is capable of making up to 100 times as many wafers with the same amount of semiconductor material as our competitors use to make just one wafer.

To produce our engineered wafers, we first accelerate protons within our particle accelerator and they are directed towards and implanted a few microns deep into a semiconductor wafer (e.g. GaAs, SiC, InP or GaN). Second, the implanted wafer is bonded to a less expensive, compatible carrier wafer. For example, sapphire (Al2O3) is a good option as the carrier wafer for GaAs bonding. Third, with a thermal annealing process, a thin layer of the semiconductor material is exfoliated from its original wafer, while maintaining the bond with the carrier wafer. This process can be used to produce an engineered wafer that has a device layer of a few microns on a carrier wafer. For instance, two-micron thick layers of GaAs on sapphire can be produced. The advantage of this process is that the original wafer can be reused up to 10 times which produces over 10 engineered wafers for each source wafer.


2 BONDING
3 EXFOLIATION
1 ION IMPLANTATION
Particle Accelerator
Ion Implatation
3 MICRONS THICK
100+ CYCLES
Rayton's Engineered Substrate
2 Micron GaAs
on handle wafer
(Sapphire)
4 RECYCLE PARENT WAFER

Rayton's unique fabrication process makes use of a one-of-a-kind proton implanter jointly designed and built by Rayton and SHINE Technologies.


Proprietary downstream octupole magnets
for thermal management and beam
uniformization (Exclusive Rayton IP)
300 keV, 100 mA
Proton Accelerator from
Phoenix Nuclear Labs
Customized Wafer
Chuck for Heat
Dissipation in vacuum
8

The high current of this proton implanter and a unique set of magnets to shape the proton beam, allows for a potential throughput that is much higher than the current industry standard. Based on our desire to sell GaN and SiC wafers below the current market price, and potential throughput, we believe a full production line beginning with our particle accelerator could lead to the production of a sufficient number of wafers to generate approximately $40 million in annual gross revenue. We then estimate that the full production line would incur a cost of goods sold of approximately $10.3 million, and total operating expenses of approximately $2.7 million. We believe we can generate sufficient profit from year 1 to sustain year 2 and 3 revenue growth. We predict that if we are successful in scaling up the amount of wafers produced per hour to 25 wafers/hour for year 2 and 50 wafers/hour for year 3 – then we might be able to attain a year 2 revenue of $184M and a year 3 revenue of $331M.

Engineering and Development to Date

The particle accelerator for producing engineered compound wafers is in a storage facility in Irvine, CA. Rayton does not currently manufacture compound wafers at high volume. Current manufacturing capabilities are for sample materials created with laboratory (non-production grade) equipment that can be used for testing purposes with potential customers. For example, a

potential customer can be sent a Rayton wafer and then run it through their manufacturing lines and further upstream processes to make their devices and test them for quality assurance and performance metrics. While Rayton had hoped to produce sample material by mid to late 2022, production of these materials requires large purchases and personnel investments which we were not able to make due to a lack of capital. For example, we could not afford to make the investment into the gas management system, with an estimated cost of $80K, that is needed to continue with the accelerator installation and testing. We plan to resume these activities and make these investments when we raise enough capital. Once we have developed the full proof-of-concept and have generated interest from potential customers, additional capital investment will be required. We believe we would need to raise an additional $11.3M for equipment and operations to manufacture at commercial scale.

The particle accelerator is paid off in full and on site at Rayton's facility in Irvine, CA. This facility is acting as storage and is not suitable for commercial production. We aim to raise a sufficient amount of funding in order to secure a permanent location for our equipment as well as complete the installation process.

History of the Business

The Company's Products and/or Services

We've officially reached the Beta Phase of our production process. This means we've received the world-class particle accelerator needed to move into a high-volume manufacturing phase. The particle accelerator is on site at Rayton's facility in Irvine, CA. This is a huge step forward in terms of production and revenue. Rayton still needs to purchase an additional $3.6M of equipment and raise approximately $7.7M in additional operational and COGS capital in order to achieve revenue. With funding of this $11.3M we believe that we can attain a year one revenue of $40M.

Competition and Industry

There are a few companies who manufacture bulk GaAs, GaN, SiC, and InP wafers including but not limited to Freiberger, Sumitomo, Wolfspeed, Infineon, and AXT. It is Rayton's understanding that these companies use conventional diamond wire saws to slice their wafers. This process experiences Kerf Loss where up to 50% of the raw ingot can be lost. Additionally, the wafer thickness cannot be thinner than approximately 200 microns due to the mechanical stresses placed on the wafer from the diamond wire saw. Rayton believes we have an advantage over these companies since we replace the diamond wire saw with our particle beam ion implant technique. We believe that our advantage comes from being able to slice 2 micron thick pieces of material with minimal raw material ingot loss, and that we will be able to reduce the overall cost of a GaAs, GaN, SiC, or InP wafer on the open market by up to 25%. The price for wafers produced by our competitors is dropping. As the compound wafer market increases in size the price comes down due to economies of scale. Rayton is examining a value-added product where the advantage does not come from the reduction in price, but rather an additional functionality due to the properties of the engineered wafer. Additionally, Rayton's methods can potentially serve to increase the throughput of existing and planned foundries. Rayton sits in between the bulk wafer growers and the epitaxial foundries. Currently we are aware of only one Company in the semiconductor space that uses ion implantation technology to create engineered wafers. This Company is Soitec and they use different machinery with a lower beam current than ours. We believe that out higher beam current, and magnetic optics give us an advantage over the current state of the art.

Solar Applications

Rayton intends to continue servicing the solar industry by providing a cost-effective solution to high-efficient and light-weight solar cell manufacturing. The record for single junction solar cell efficiency is held by GaAs based solar cells at 28% while silicon solar cells average about 21% in production volumes. These high-efficient GaAs-based solar cells are made using Metal Organic Chemical Vapor Deposition ("MOCVD") equipment. A GaAs wafer is placed in a reactive MOCVD chamber, and the solar cell is grown on top of this GaAs wafer. The initial GaAs wafer can be reused, but this step has proven to be a bottleneck in the process. Rayton believes that by bringing down the cost of this initial "building block" wafer, it will reduce the cost of the entire process and unlock these types of solar cells for commercial applications. Rayton plans to sell lower cost GaAs wafers to the companies who utilize MOCVD equipment for their products.

Supply Chain and Customer Base

Market

The Company has been accepted into the NVIDIA Inception program (the "NVIDIA Program"). The NVIDIA Program is a free program that is designed to help startups evolve faster through access to cutting-edge technology and NVIDIA experts. The NVIDIA Program will also provide us with opportunities to connect with venture capitalists and co-marketing support to heighten our visibility.

The Company plans to sell specific engineered GaAs, GaN, SiC, and InP wafers at a discount to current market prices. This can be up to a 25% discount. Initially Rayton will produce 40% GaN wafers and 60% SiC wafers in its operations for year 1. Depending on the market conditions we may produce and sell GaAs and InP wafers. Our anticipated year 1 revenue of $40M is for GaN and SiC wafers alone.

Rayton would buy compound wafers in bulk from producers such as Freiberger, and Sumitomo. Rayton would then use its processes to lower the cost of the compound wafer. Rayton would then be able to sell its engineered compound wafers to foundries like VPEC, Global Foundries, and IQE who grow devices on the wafers. They then sell these devices to the chipmakers who turn them into products used in retail electronics. The Company has not yet established relationships with the identified bulk wafer manufacturers or foundries.

Currently, wafer growth foundries such as Freiberger and Sumitomo grow ingots of compound semiconductor material in crucibles. They then slice these ingots into 500-600 micron thick wafers. The slicing process wastes up to half of the raw material from the ingot, and the thickness is much greater than what is needed for an active region in semiconductor devices. These 500-600 micron thick wafers are then sold to MOCVD capable companies such as VPEC and IQE. These companies grow many more layers on the wafer creating devices for applications such as 3D-Facial Recognition, power converters, voltage regulators, inverters, and lasers. Those devices are then packaged into chips which then end up in electronic goods such as smartphones, laptops, solar and wind farms, and manufacturing facilities.





High-speed
High-power
electronics
KLYSTRONS
VACUUM
TUBES
SiC
GaN / SiC
SiGe
SILICON
GaAs
InP
POWER (W)
1000
100
10
1
10
100
FREQUENCY
(GHz)

Power Amplifier[7]
Wifi Module[8]
Proximity Sensor[6]
Dot Projector for
Facial Recognition









RADAR[12]
Wireless 'Car-to-X' Communication
LIDAR/3D Imaging[11]
Critical Autonomous Vehicle Features
Anti-theft Proximity
Sensor (Immobilizer)
Blind Spot Detection















Rayton plays a role in mitigating the costs associated with the 2 problems identified above. Rayton can buy the 500–600-micron thick wafers from ingot producers, and then conduct our process to put a 2-micron thick layer of GaAs on a much cheaper handle wafer; in our case sapphire. We would then sell these new "engineered wafers" to the MOCVD capable companies such as VPEC and IQE.

Intellectual Property

The Company relies on a combination of patent, trademark, copyright, trade secret, and contractual protections to establish and protect its intellectual proprietary rights.

The Company's intellectual property includes U.S. Patent No. 9,404,198 directed to a process and related apparatus for manufacturing silicon wafers from a solid core ingot by way of ion implantation and exfoliation, which was issued August 2, 2016 and is set to expire on September 27, 2033; and U.S. Patent No. 9,499,921 directed to a process for manufacturing silicon wafers from float zone silicon, which was issued on November 22, 2016 and is set to expire on July 30, 2033. This same patented process allows us to create our manufactured GaAs wafers.

Rayton has a co-engineering agreement with SHINE for the development of the ion implantation system of the particle accelerator. Pursuant to the agreement with SHINE, SHINE owns the intellectual property of the developed particle accelerator. Rayton, however, has the exclusive right to this machine in the solar industry and receives a 3.5% royalty if the machine that was co-developed is sold outside of the solar industry. All other components of the manufacturing process, Rayton's proprietary end station, magnets, and modified off-the-shelf processing equipment, belong to Rayton.

On October 21, 2020, the Company and SHINE amended the price quote dated February 24, 2017 (the "Quotation") that SHINE previously provided to the Company (the "First Amendment"). The First Amendment set forth a payment plan for the remaining balance on the accelerator equipment. The Company and SHINE again amended the Quotation on April 6, 2021 (the "Second Amendment"). The Second Amendment bifurcated payment 4 as set forth in the First Amendment such that $50,000 of such fourth payment would be due on April 2, 2021, and the remaining $185,000 would be due on May 28, 2021. Such payments were made when due. All other payments were unaffected.

Governmental/Regulatory Approval and Compliance

Environmental Regulations

Once it begins manufacturing its product, the Company may use, generate, and discharge toxic, volatile, or otherwise hazardous chemicals and wastes in its research and development, manufacturing, and construction activities. The Company will be subject to a variety of federal, state, and local governmental laws and regulations related to the purchase, storage, use, and disposal of hazardous materials. The Company expects to be required to obtain environmental permits necessary to conduct its business. Compliance with these laws and regulations may be costly and may have a material adverse effect on our business and results of operations.

As part of our operations, we may become subject to the California Department of Public Health X-ray machine registration and compliance regulations. While these regulations are typically limited to x-ray devices based in health care settings, it is possible that the accelerator will generate sufficient x-ray exposure to require such registration. We intend to acquire an x-ray survey meter to assess x-ray exposure to Rayton personnel to be able to comply with these regulations if required, as well as take steps such as public posting of notices as directed under California law.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

In May of 2024, we resolved an issue with a marketing company. This was resolved without a lawsuit.

Other

The Company's principal address is 9854 National Blvd., #478, Los Angeles, CA 90034

DIRECTORS, OFFICERS AND EMPLOYEES

Andrew Yakub

Andrew Yakub is the founder of the Company and has served as its Chief Executive Officer and Chairman of the Board of Directors since October 2013. Prior to Rayton, in September 2009, Mr. Yakub founded and has since acted as the Chief Executive Officer of ReGen America, Inc., a producer of commercial and residential solar photovoltaic systems. In that position, he was responsible for the development of over 6 megawatts of solar installations. Mr. Yakub has ceased providing services to ReGen America, Inc. and currently devotes all of his time to Rayton.
Mr. Yakub was named to Forbes' "30 under 30" list in 2016. He holds a bachelor's degree in physics from UC Santa Barbara.

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Rayton Solar Inc.
CEO
October 2013 - Present
Rayton uses patented, particle accelerator-based technology to produce engineered wafers that can serve as the basis for next generation electronics impacting industries such as automotive, aerospace, 5G, LED, and solar.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

ReGen America Inc.
Founder/CEO
September 2009 - October 2013
I founded this company to make solar electricity accessible to everyone post-recession. We developed a financing model using government incentives to allow a homeowner or commercial building owner to lease a solar photovoltaic system at no upfront cost and see an immediate savings of 30% on their monthly electricity bill. We own and manage over 6MW of installed

solar property in Southern California. Additionally, we have been awarded over $3 million in federal grants.

UCLA Particle Beam Physics Lab
Design Engineer
January 2010 - December 2012
I developed radio frequency photoinjector guns using 3-D radiation simulation software.

Education

University of California, Santa Barbara
Bachelor of Arts (B.A.), Physics (2004-2008)

Name

Dr. James Rosenzweig

Dr. James Rosenzweig has been a Director at Rayton since February 2014. He is a professor of physics at UCLA, a position he has held since 1999, and Former Chair of UCLA's Physics and Astronomy Department. Dr. Rosenzweig is a world-renowned expert in the physics of intense, ultra-fast charged particle beams and their interactions. He is a frequent lecturer in the US Particle Accelerator School and the author or co-author of over 400 scientific articles, and several topical books in beam and accelerator science. He has been named a Fellow of the American Physical Society and was awarded the International Free-electron Laser Prize. His expertise in particle beam physics is extremely valuable to the development of the ion-cutting process and high-current proton implanter. Dr. Rosenzweig is a co-founder of RadiaBeam Technologies, a manufacturer of particle accelerator components, diagnostic and turnkey accelerator systems. Dr. Rosenweig received his PhD from the University of Wisconsin-Madison in 1988.

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Rayton Solar Inc.
Director
January 2014 - Present
Changing advanced semiconductor manufacturing with particle accelerators.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

UCLA Dept. of Physics and Astronomy
Distinguished Professor
January 1991 - Present
Professor of Physics, with wide research interests advanced accelerators, plasmas, and next-generation light source research. Director of UCLA Particle Beam Physics Laboratory, a research group engaged in advanced topics in above areas, with large on campus and external collaborations.

Chair
July 2010 - January 2015

RadiaBeam Technologies
Co-Founder
October 2003 - Present
Advanced manufacturing and research for cutting edge particle accelerators

Owner; Chair, Board of Advisors
2003 - Present
Advanced technology firm serving the accelerator research industrial and medical communities

INFN-LNF
Visiting Researcher
January 2003 - August 2022

Visiting Professor
January 2003 - January 2010

Meridian Advanced Technology Systems
Co-Founder
June 2010 - 2015

Education

University of Wisconsin - Madison
BS, MS, PhD, Physics (1978-1988)

Name

Robert Julian

Robert has over 30 years of financial leadership, including serving as CFO at four public companies, NYSE: LDL; NYSE: ELY; Nasdaq: SPWH; Nasdaq: REAL. His tenure as CFO demonstrates his ability to foster financial growth in dynamic markets, both public and private, ranging in size from small-cap enterprises to Fortune 100 companies. Robert has staff and line experience in a wide range of industries in the manufacturing, technology, consumer products, distribution, retail, and business services sectors. Accustomed to complex, fast-paced, and challenging business environments, Robert has an excellent track record for developing and leading high performing finance and accounting teams. He fosters an uncompromising commitment to business ethics and integrity. Robert holds a BA, with Honor – Finance from Michigan State University, East Lansing, MI, and an MBA – Finance from University of Michigan, Ann Arbor, MI in 1986.

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Rayton Solar Inc.
Director
December 2023 - Present

Changing advanced semiconductor manufacturing with particle accelerators.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

The RealReal, Inc.
The RealReal is the world's largest online marketplace for authenticated, consigned luxury goods. The company operates a technology-enabled e-commerce website, and 16 retail locations. GMV $2.0 billion (Nasdaq: REAL)

Chief Financial Officer 10/21 – 3/24
San Francisco, CA
- Strategic business partner to the CEO, shaping company strategy and driving improved business results.
- Developed the long-term strategy to achieve Adjusted EBITDA profitability within two years and set the targets for Vision 2025 of $5.0 billion GMV, $1.5 billion Revenue, and $100+ million AEBITDA.
- Conducted a successful Investor Day in which the company's new vision, strategy and long-term financial targets were communicated to shareholders and Wall Street analysts.
- Developed excellent working relationships across the entire company including Sales, Marketing, Operations, Product & Technology, and all back-office functions, quickly gaining trust and credibility.

Chief Executive Officer (Co-Interim) 6/22 – 2/23
San Francisco, CA
- Selected by the Board to lead the company as Co-Interim CEO during the period in which the company's original founder, Chairman, and CEO transitioned out of the company.

Sportsman's Warehouse Holdings, Inc.
Sportsman's Warehouse is an outdoor sporting goods retailer operating 112 stores in 27 states, and a national e-commerce business. Revenue $1.4 billion. (Nasdaq: SPWH)

Executive Vice President & Chief Financial Officer 3/19 – 10/21
Salt Lake City, UT

Education

University of Michigan, Ann Arbor, MI   1986
MBA – Finance

Michigan State University, East Lansing, MI   1984
BA (with Honor) – Finance

Advisors

Dr. Mingguo Liu, Technology Advisor
Dr. Mingguo Liu has over 10 years of research and development experience in the solar industry. Prior to joining Rayton in October 2016, he was the Director of Product Engineering at Arzon

Solar (a concentrator photovoltaic technology company) where he led the team to break the world record of solar module efficiency two times. He also has extensive experience in prototyping and manufacturing ramp-up. He obtained his M.S. and Ph.D. in Electrical Engineering from University of Texas at Austin and the University of Virginia.

Michael Curtis

Michael Curtis was the Executive Vice President and third-generation owner of Wilbur Curtis Co., Inc., a 75-year-old foodservice equipment manufacturing company. He is also the Founder, President and owner of World-Wide Advantage, a global sourcing company, and the executive advisory board member for Prime Advantage, a Group Purchasing Organization focused on improving cost considerations for manufacturers. He also is a strategic advisor with North American Foodservice Equipment Manufacturers (NAFEM) and Food Equipment Manufacturers Association (FEMA).

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 3 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

The Company has authorized 200,000,000 shares of Common Stock and 13,476,190 shares of Preferred Stock, consisting of 333,334 shares of Series Seed 1 Preferred Stock and 13,142,856 shares of Series Seed 2 Preferred Stock. The Company has sold Convertible Notes, Common Stock and Series Seed 1 and 2 Preferred Stock in Regulation Crowdfunding offerings. As of December 31, 2023, the Company has 153,403,111 shares of Common Stock outstanding, 328,333 shares of Series Seed 1 Preferred Stock outstanding, 1,163,817 shares of Series Seed 2 Preferred Stock outstanding and has $481,800 in Convertible Notes outstanding.

Common Stock

Dividend Rights

Holders of Common Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends in the foreseeable future.

Voting Rights

Each holder of Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors.

Right to Receive Liquidation Distributions

In the event of the Company's liquidation, dissolution, or winding up, holders of its Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of the Company's debts and other liabilities, and subject to the rights of holders of Preferred Stock.

Rights and Preferences

Holders of the Company's Common Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the company's Common Stock.

Preferred Stock

Dividend Rights

Holders of Preferred Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. Holders of Preferred Stock are entitled to at least their share proportionally (calculated on an as converted to Common Stock basis) in any dividends paid to the holders of Common Stock. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights

Each holder of Preferred Stock is entitled to the number of votes equal to the number of shares of Common Stock into which the shares of Preferred Stock would convert on all matters submitted to a vote of the stockholders, including the election of directors.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of Preferred Stock are entitled to liquidation preference superior to holders of Common Stock. Liquidation distributions will be paid ratably with each other in proportion to their liquidation preference. Holders of Preferred Stock will be entitled to receive the greater of (i) an amount per share equal to the sum of the applicable Original Issue Price (as defined below) for such series of Preferred Stock, plus declared but unpaid dividends on such share or (ii) the amount such holder would have received if the shares were converted to Common Stock immediately prior to the liquidation event. "Original Issue Price" shall mean (i) $0.30 per share for each share of the Series Seed 1 Preferred Stock, and (ii) $0.35 per share for each share of the Series Seed 2 Preferred Stock (each as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like with respect to such series of Preferred Stock).

Conversion Rights

Preferred Stock is convertible into Common Stock voluntarily and automatically. Each share of Preferred Stock is convertible at the option of the holder of the share at any time prior to the

23

closing of a liquidation event. Each share of Preferred Stock is currently convertible into one share of Common Stock.

Additionally, each share of the Preferred Stock will automatically convert into Common Stock (i) the closing of the Company's sale of its Common Stock in a firm commitment underwritten public offering pursuant to a registration statement on Form S-1 under the Securities Act of 1933, as amended, the public offering price of which is at least $3.00 per share (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like) and that results in at least $15,000,000 of gross proceeds to this corporation (a "Qualified Public Offering"), following which, this corporation's shares are listed for trading on the New York Stock Exchange, Nasdaq Stock Market's National Market or (ii) the date, or the occurrence of an event, specified by vote or written consent or agreement of the holders of a majority of the then outstanding shares of Preferred Stock (voting together as a single class and not as separate series). Preferred Stock converts into the same number of shares of Common Stock regardless of whether converted automatically or voluntarily.

Convertible Notes

Convertible Debt – Related Parties

In November 2018, the Company entered into three convertible notes with related parties. The first note was with a relative of the Company's Chief Executive Officer ("CEO") and has a principal balance of $166,000. The second note was with the Company's CEO and has a principal balance of $185,800. The third note was with a Company that is co- owned by the Company's CEO and has a principal balance of $70,000. These notes accrue interest at 10% per annum through their maturity in November 2021, and 12% default interest thereafter. The notes are automatically convertible upon a qualified equity financing of at least $1,000,000 or upon a liquidity event, at a conversion price equal to 75% of the purchase price of the same securities sold by the Company in a qualified equity financing or liquidity event. If there is no qualified equity financing or liquidity event prior to the maturity date, then the notes can be voluntarily converted at the fair market value of the Company's common stock as determined by the Company's Board of Directors.

2018 Convertible Debt – Third Parties

In October 2018, the Company entered into three additional convertible notes with an aggregate principal balance of $70,000. These notes each accrue interest at 10% per annum through their maturity in October 2021, and 12% default interest thereafter. These notes are automatically convertible upon a qualified equity financing of at least $3,000,000 or upon a liquidity event, at a conversion price equal to 75% of the purchase price of the same securities sold by the Company in a qualified equity financing or liquidity event. If there is no qualified equity financing or liquidity event prior to the maturity date, then the notes can be voluntarily converted at the fair market value of the Company's common stock as determined by the Company's Board of Directors.

2019 Convertible Notes

In 2019, the Company entered into various convertible note units with third parties totaling $55,000. Each unit is for $5,000 and a $1,000 common stock warrant. These notes accrue interest at 10% per annum and matured on December 31, 2019. These notes are voluntarily convertible upon a qualified equity financing in a public offering of at least $5,000,000 or upon a liquidity event, at a conversion price equal to 70% of the purchase price of the same securities sold by the Company in a qualified equity financing. There are no conversion terms outside of a qualified equity offering as indicated in the notes. The warrants have a three-year term and only vest upon a qualified offering. Upon a qualified equity offering, the exercise price of the warrants will be the same value as the shares sold in the qualified equity financing. These warrants are not considered outstanding until there is a qualified equity financing as the number of warrants is indeterminable.

What it means to be a minority holder

In our Company, the class and voting structure of our stock has the effect of concentrating voting control with a few people along with a small number of shareholders. As a result, these few people collectively have the ability to make all major decisions regarding the Company. As a holder of the Common Stock, you will grant a proxy to the CEO for your voting rights, therefore you will have no voting rights. You will hold a minority interest in the Company and the founders combined with a few other shareholders will still control the Company. In that case, as a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our Company's governance documents, additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the Company or transactions with related parties.

Dilution

An investor's stake in a Company could be diluted due to the Company issuing additional shares (including upon the conversion of convertible securities). In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger Company. This increase in number of shares outstanding could result from a stock offering (such as the Regulation A Offering, an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the Company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2017 Jane invests $20,000 for shares that represent 2% of a Company valued at $1 million.

- In December the Company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the Company but her stake is worth $200,000.

- In June 2018 the Company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the Company and her stake is worth $26,660.

PRIOR OFFERINGS OF SECURITES

During the past three years, the Company has engaged in the following offerings of securities:

On February 15, 2023, the Company initiated a new Regulation Crowdfunding offering. Under this offering, the Company sold 328,333 shares of Series Seed 1 preferred stock for gross proceeds of $98,500 through December 31, 2023. The Company received $90,193 in proceeds net of offering costs.
ng. Under this offering, the Company sold 328,333 shares of Series Seed 1 preferred stock for gross proceeds of $98,500 through December 31, 2023. The Company received $90,193 in proceeds net of offering costs.

During the year ended December 31, 2023, the Company also sold 1,163,817 shares of Series Seed 2 preferred stock through its Regulation Crowdfunding offering for gross proceeds of $407,336. The Company received $372,985 in proceeds net of offering costs.

On January 24, 2023, the Company sold 166,667 shares of Common Stock to an investor for gross proceeds of $50,000.10 pursuant to Section 4(a)(2) of the Securities Act. The Company used the proceeds of this sale for working capital purposes.

During the year ended December 31, 2023, the Company collected the remaining balance of funds of $5,594 that were held in escrow as of December 31, 2022, net of minor fees withheld, related to the 2022 Regulation Crowdfunding offering. Under this offering, the Company sold 38,038 shares of common stock for gross proceeds of $13,101 during the year ended December 31, 2023. The Company received $12,425 in proceeds net of offering costs.
ar ended December 31, 2023, the Company collected the remaining balance of funds of $5,594 that were held in escrow as of December 31, 2022, net of minor fees withheld, related to the 2022 Regulation Crowdfunding offering. Under this offering, the Company sold 38,038 shares of common stock for gross proceeds of $13,101 during the year ended December 31, 2023. The Company received $12,425 in proceeds net of offering costs.

During the year ended December 31, 2022, the Company collected the remaining balance of funds of $88,562 that were held in escrow as of December 31, 2021, net of minor fees withheld, related to the 2021 Regulation Crowdfunding offering. In addition, 12,492 shares of common stock that had been issued to one of the funding intermediaries in connection with the offering were cancelled based on final calculations of the amounts owed under the agreement. This had no net effect as the value of the shares both increase and decrease equity as costs of the offering.

During the year ended December 31, 2022, the Company initiated another Regulation Crowdfunding offering. Under this offering, the Company sold 296,336 shares of common stock for gross proceeds of $97,872 through December 31, 2022. The Company received $58,529 in proceeds net of offering costs and an escrow hold-back of approximately $6,000.

In November 2021, $65,000 in convertible notes, which were issued pursuant to Regulation D in 2018 and 2019, converted into 366,638 shares of common stock.

During the year ended December 31, 2021, the Company sold 5,245,481 shares of common stock for gross proceeds of $1,633,193 through its Regulation Crowdfunding offering and received $1,478,641 in proceeds from amounts sold which were subject to hold back. During the year ended December 31, 2021, the Company also issued 5,245,481 shares of common stock for the conversion of convertible debt and related accrued interest.

OUTSTANDING DEBT

Equipment Loan
During the year ended December 31, 2017, the Company entered into an equipment financing loan for $120,000 with a commercial institution. The note bears interest at 6% per annum, requires monthly payments of $2,350 starting in April 2018, and matures in March 2023. The loan is secured by the construction-in-progress asset which it was used to purchase. Interest expense related to this loan was approximately $120 and $2,000 for the years ended December 31, 2023, and 2022, respectively. The loan was paid off in July 2023.

Convertible Debt – Related Parties
In November 2018, the Company entered into three convertible notes with related parties. The first note was with a relative of the Company's Chief Executive Officer ("CEO") and has a principal balance of $166,000. The second note was with the Company's CEO and has a principal balance of $185,800. The third note was with a company that is co-owned by the Company's CEO and has a principal balance of $70,000. These notes accrue interest at 10% per annum through their maturity in November 2021, and 12% default interest thereafter. The notes are automatically convertible upon a qualified equity financing of at least $1,000,000 or upon a liquidity event, at a conversion price equal to 75% of the purchase price of the same securities sold by the Company in a qualified equity financing or liquidity event. If there is no qualified equity financing or liquidity event prior to the maturity date, then the notes can be voluntarily converted at the fair market value of the Company's common stock as determined by the Company's Board of Directors. Interest expense related to these notes was $50,616 and $50,616 for the years ended December 31, 2023, and 2022, and accrued interest related to these notes was $246,511 and $195,895 as of December 31, 2022, and 2021, respectively.

2018 Convertible Debt – Third Parties
In October 2018, the Company entered into three additional convertible notes with an aggregate principal balance of $70,000. These notes each accrue interest at 10% per annum through their maturity in October 2021, and 12% default interest thereafter. These notes are automatically convertible upon a qualified equity financing of at least $3,000,000 or upon a liquidity event, at a conversion price equal to 75% of the purchase price of the same securities sold by the Company in a qualified equity financing or liquidity event. If there is no qualified equity financing or liquidity event prior to the maturity date, then the notes can be voluntarily converted at the fair market value of the Company's common stock as determined by the Company's Board of Directors. Interest expense related to these notes was $1,200 and $6,063 for the years ended December 31, 2022, and 2021, and accrued interest related to these notes was $4,400 and $3,200 as of December 31, 2022, and 2021, respectively.

In November 2021, the parties agreed to settle out two of these convertible notes with an aggregate principal value of $60,000 along with accrued interest totaling $18,296 through the issuance of 338,944 shares of common stock with a fair value of $111,851 based on the active selling price of the Company's common stock at that time. As the note conversions were outside the original conversion terms of the agreements, the difference between the fair value of the shares issued and the aggregate amounts converted was recorded as a loss on extinguishment in the amount of $33,555.

2019 Convertible Notes
In 2019, the Company entered into various convertible note units with third parties totaling $55,000. Each unit is for $5,000 and a $1,000 common stock warrant. These notes accrue interest

at 10% per annum and matured on December 31, 2019. These notes are voluntarily convertible upon a qualified equity financing in a public offering of at least $5,000,000 or upon a liquidity event, at a conversion price equal to 70% of the purchase price of the same securities sold by the Company in a qualified equity financing. There are no conversion terms outside of a qualified equity offering as indicated in the notes. The warrants have a three-year term and only vest upon a qualified offering. Upon a qualified equity offering, the exercise price of the warrants will be the same value as the shares sold in the qualified equity financing. These warrants are not considered outstanding until there is a qualified equity financing as the number of warrants is indeterminable. Interest expense was $6,200 and $5,000 for the years ended December 31, 2022, and 2021, respectively, and accrued interest related to these notes was $29,907 and $23,707 as of December 31, 2022, and 2021, respectively.

In November 2021, the parties agreed to settle out one of these convertible notes with a principal value of $5,000 along with accrued interest totaling $1,397 through the issuance of 27,694 shares of common stock with a fair value of $9,139 based on the active selling price of the Company's common stock at that time. As the note conversion was outside the original conversion terms of the agreement, the difference between the fair value of the shares issued and the aggregate amounts converted was recorded as a loss on extinguishment in the amount of $2,742.

Service Provider Loan
In May 2021, the Company entered into a loan agreement with StartEngine Primary, LLC, a service provider of the Company. The agreement allows for advances up to an aggregate amount of $100,000 to pay for advertising and promotion services in connection with the Company's equity offerings. The advances are non-interest bearing and shall be repaid on the date of the closing of the Company's equity offering from the proceeds of the offering. During the year ended December 31, 2022, and 2021, $163,000 and $163,500 had been paid to third parties for expenses on behalf of the Company, respectively. The full amount of the loan balance was repaid from the proceeds of the Company's equity offerings during the year ended December 31, 2021, and no balance was outstanding as of December 31, 2023, or 2022.

Ownership

Set forth below is information regarding the beneficial ownership of Rayton's Common Stock, by (i) each person whom the Company knows owned, beneficially, more than 10% of the outstanding shares of its Common Stock, and (ii) all of the current officers and directors as a group. Rayton believes that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of Class	Name and address of beneficial owner (1)	Amount and nature of Beneficial ownership	Amount and nature of Beneficial ownership acquired	Percent of Class
Common Stock	Andrew Yakub	80,500,000 shares		51.9%

Common Stock	Marooned, Inc.	30,523,432 shares		19.9%
Common Stock	James Rosenzweig	0 shares	Options to purchase 4,500,00 shares of common stock	0% (2)
Common Stock	Robert Julian	0 shares	Options to purchase 3,500,00 shares of common stock	
Common Stock	Officers and Directors as a Group (Andrew Yakub, James Rosenzweig, and Robert Julian)	80,500,000	Options to purchase 8,000,000 shares of common stock	51.9%

(1) c/o Rayton Solar Inc., 9854 National Blvd., #478, Los Angeles, CA 90034

(2) Upon the full exercise of the issued options, assuming that no other person exercised options or rights to acquire shares of the Company, Rosenzweig would hold a 2.6% interest in the Common Stock of the Company.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The Company has not yet generated any revenues, and it does not expect to do so until after the necessary machinery is received and prepared for production activity, and the manufacturing and selling of engineered compound wafers has begun.

Total operating expenses includes general administrative, sales and marketing expenses, and research and development expenses. Total operating expenses increased to $597,132 for the year ended December 31, 2023, from $490,701 for the year ended December 31, 2022.

General and administrative expenses increased to $402,233 from $275,940 for the years ended December 31, 2023, and 2022. General and administrative expenses increased primarily as a result of increases in personnel as well as costs associated with our equity crowdfunding campaign.

We increased sales and marketing expenses by $37,223 from $18,758 for the year ended December 31, 2022, to $55,981 for the year ended December 31, 2023. The increase is primarily due to closing our Regulation Crowdfunding fundraise.

The Company did not have any research and development expenses in 2022. The Company did have research and development expenses in 2023, totaling $20,155.

The Company also recorded an decrease of $23,975 in other (income) expense as interest expense decreased to $58,055 for year ended December 31, 2023, from $61,655 for the year ended December 31, 2022, and gain on settlement of accounts payable went to $125,343 for the year ended December 31, 2023, from $0 for the year ended December 31, 2022. Interest expense is comprised of interest on the convertible notes and an equipment loan. The decrease is primarily due to decreased interest on the Regulation Crowdfunding Convertible Notes. Settlement of accounts payable is comprised of the agreed upon reduction of vendor payables and extinguishment of lease payments from the Irvine facility.

The Company recorded a provision of $800 for income tax in 2022 and 2023. As a result of the foregoing, Rayton reduced its net loss for the year ended December 31, 2023, to $555,252, compared to $558,156 for the year ended December 31, 2022.

_____

Liquidity and Capital Resources

We had a working capital deficit on December 31, 2023, and 2022 of $790,411 and $1,027,815, respectively. The decrease is primarily due to an increase in cash from $1,011 for the year ended December 31, 2022, to $55,215 for the year ended December 31, 2023, and a decrease in our lease liabilities from $126,460 for the year ended December 31, 2022, to $0 for the year ended December 31, 2023.

Advances
During 2019, the Company's Chief Executive Officer advanced the Company $19,500. During the year ended December 31, 2022, the Company's Chief Executive Officer advanced $23,000. These advances are non-interest bearing and due on demand. The advance was fully paid off in 2023 As of December 31, 2023, and 2022, a balance of $0 and $19,000 remains, respectively.

Leases
In August 2021, the Company entered into a lease agreement for a facility in Irvine, California commencing September 15, 2021. The lease term is three years from the commencement date. The lease agreement required a security deposit of $24,598. Monthly rent under the lease agreement is $10,508, which can be adjusted by 3% annually, plus additional operating expenses.

In June 2023, the Company terminated the lease agreement. As a result, the Company wrote off the ROU asset of $152,542 and derecognized $152,542 of the lease liability associated with the terminated lease.

Total rent expense, including operating expenses related to this property, for the years ended December 31, 2023 and 2022 was $98,331 and $175,913, respectively.

Cash Flow

The following table summarizes, for the years indicated, selected items in our Statements of Cash Flows:

		For the Year Ended December 31	
		2023	2022
Net Cash (used in) provided by:			
Operating activities		2023: $(434,279)	2022: $(477,188)
Investing activities		2023 $0	2022: $(240,895)
Financing activities		2023: $488,483	2022: $143,926

Operating Activities

Cash used in operating activities decreased to $434,279 from $477,188 for the years ended December 31, 2023, and 2022, respectively. The decrease in cash used in operating activities was primarily due to a decrease in our Net Loss in 2023.

Investing Activities

Cash used in investing activities decreased to $0 from $240,895 for the years ended December 31, 2023, and 2022, respectively. The decrease in cash used in investing activities is primarily due to a decrease of payments of deposits for property and equipment.

Financing Activities

Cash provided by financing activities increased to $488,483 from $143,926 for the years ended December 31, 2023, and 2022, respectively. The increase in cash provided by financing activities was primarily due to an increase in the money raised from the sale of our securities in the year ended December 31, 2023, compared to the year ended December 31, 2022.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements, including arrangements that would affect the liquidity, capital resources, market risk support, and credit risk support or other benefits.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Over the next 12 months, we intend to undertake significant steps in furthering the business of the Company, subject to the availability of capital. In order to sustain our operations and have the capital needed to further our business objectives, we have commenced an offering pursuant to Regulation Crowdfunding, in which the Company is seeking to raise up to $4,699,999.80 in shares of its preferred stock.

The particle accelerator for producing engineered GaAs wafers is on site at Rayton's facility in Irvine, CA, allowing use to reach out Beta Phase of operations. Rayton does not currently manufacture GaAs wafers at high volume. Current manufacturing capabilities are for sample materials that can be used for testing purposes with potential customers. For example, a potential customer can be sent a Rayton wafer and then run it through their manufacturing lines and further upstream processes to make their devices and test them for quality assurance and performance metrics. Rayton intends to produce sample material by mid to late 2023. This is provided that the Company raises enough capital to do so. There are costs such as personnel training, gas management equipment, and cooling infrastructure which need to be accounted for through fundraising efforts.

Once we have developed the full proof-of-concept and have generated interest from potential customers, additional capital investment will be required. We believe we would need to raise an additional $14M for equipment and operations to manufacture at commercial scale.

Beta Phase, Year 1: In 2021, we received delivery of our particle accelerator. While we had hoped to begin the manufacturing of wafers for testing in 2022, we were unable to commence the manufacturing process due to insufficient capital needed to invest into the gas management system, and other systems and personnel needed to continue with accelerator installation and testing. We plan to resume these activities and make these investments when we raise sufficient capital. We are currently in the process of fabricating sample wafers for other companies. These are being fabricated on laboratory grade equipment, and will be used to test our methods and engineered wafers for commercial viability.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS
In November 2018, the Company entered into three convertible notes with related parties. The first note was with a relative of the Company's Chief Executive Officer ("CEO") and has a principal balance of $166,000. The second note was with the Company's CEO and has a principal balance of $185,800. The third note was with a company that is co-owned by the Company's CEO and has a principal balance of $70,000. These notes accrue interest at 10% per annum through their maturity in November 2021, and 12% default interest thereafter. The notes are automatically convertible upon a qualified equity financing of at least $1,000,000 or upon a liquidity event, at a conversion price equal to 75% of the purchase price of the same securities sold by the Company in a qualified equity financing or liquidity event. If there is no qualified equity financing or liquidity event prior to the maturity date, then the notes can be voluntarily converted at the fair market value of the Company's common stock as determined by the

Company's Board of Directors. Interest expense related to these notes was $50,616 and $50,616 for the years ended December 31, 2022, and 2021, and accrued interest related to these notes was $246,511 and $195,895 as of December 31, 2023 and 2022, respectively.

During 2019, the Company's Chief Executive Officer advanced the Company $19,500. During the year ended December 31, 2022, the Company's Chief Executive Officer advanced $23,000. These advances are non-interest bearing and due on demand. The advance was paid off in full in 2023

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws. The Co-Issuer is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Bad Actor Disclosure

**SIGNATURE**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Andrew Yakub
(Signature)

Andrew Yakub
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Andrew Yakub
(Signature)

Andrew Yakub
(Name)

CEO
(Title)

7/18/24
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements